Tiptree Financial Inc.
780 Third Avenue, 21st Floor
New York, New York 10017

November 12, 2014
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Austin Stephenson
Mr. Bryan Pitko

Re:    Tiptree Financial Inc.
Request to Withdraw Registration Statement on Form S-3
(File No. 333-196433)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Tiptree Financial Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-3 (File No. 333-196433), together with all exhibits and amendments thereto (the "Registration Statement"), which was originally filed with the Securities and Exchange Commission (the "Commission") on May 30, 2014 and amended on July 18, 2014. The Registration Statement has not been declared effective and no securities have been issued or sold under the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you require any further information with respect to the foregoing, please do not hesitate to call me at (212) 446-1407.
Very truly yours,

/s/ Neil C. Rifkind___________________________
Neil C. Rifkind
                        Vice President, General Counsel and Secretary